SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EIGHTH HUNDRED FORTY-SEVENTH MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND VENUE: On October 14, 2019, at 09:30 a.m., at the company’s registered office located at Rua da Quitanda, nº 196, 25º andar, Centro, Rio de Janeiro – RJ.

2. CALL: The call happened on October 9, 2019.

3. ATTENDEES: Director RUY FLAKS SCHNEIDER (RFS) in person coordinated the discussion of the meeting’s business, temporarily substituting the Chairman of the Board of Directors. Director WILSON PINTO FERREIRA JR. (WFJ). attended the meeting in person. Directors MARCELO DE SIQUEIRA FREITAS (MSF), MAURO GENTILE RODRIGUES DA CUNHA (MRC), DANIEL ALVES FERREIRA (DAF) and RICARDO BRANDÃO SILVA (RBS) participated in the meeting by video conference. Directors BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), VICENTE FALCONI CAMPOS (VFC), LUIZ EDUARDO DOS SANTOS MONTEIRO (LSM) and FELIPE VILLELA DIAS (FVD) voted through mail, under the terms of Item 8.6.1.1 of the Board’s Bylaws, which are fully attached hereto and a part of these minutes. Director JOSÉ GUIMARÃES MONFORTE (JGM) was absent but provided due reasons for it.

4. INSTRUCTION: The supporting material was also made available to the Directors through: (i) the Governance Portal; and (ii) electronic mails.

5. INITIAL CONSIDERATIONS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS:

The RFS Chairman acknowledged the Directors’ efforts to set aside time in their scheduled commitments to allow this special meeting to be held for resolution purposes.

He also reported that Directors BEC, VFC, LSM and FVD had cast their votes in writing, the content of which was previously made available to the other Directors.

He then clarified the agenda’s content, which referred to the increase of the Company’s corporate capital by private subscription, given that the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents), adjusted by the Selic rate up to September 30, 2019, shall be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from AFAC — Advances for Future Capital Increase.

Chairman RFS also ratified that AFAC is an instrument handled with the sole purpose of transferring funds to a company for subsequent payment with shares to be issued by the company itself. Therefore, its conversion in corporate capital is not a business decision of the company, rather a duty that equals transferring such funds. Additionally, he pointed out that the capital increase proposal also provides for an additional sum connected to fundraising with private investors, ensuring the preemptive right of minority shareholders, and allowing them to keep corporate interests in proportion.

Whether the act could be carried out within such level of authority, he noted that the shareholders’ meeting is the corporate body earmarked for discussing such business, which is the reason why it shall be incumbent on this Board of Directors to appraise the request for calling the 175th Special Shareholder’s Meeting of Eletrobras.

After this, the Chairman RFS praised the effort and care shown by Eletrobras’ management in safeguarding the legitimate interests of this company, by balancing short-, medium-, and long-term measures, to sustainably create value and mitigate risks.

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

In his final considerations, Chairman RFS also complimented CAE — the Statutory Audit and Risk Committee on the quality of the work performed and its unparalleled dedication to the matters under its incumbency, ultimately acknowledging the importance of the role played by this advisory board in the furtherance of Eletrobras’ corporate governance.

6. EXECUTIVE BOARD’S PROPOSAL:

Eletrobras’ Executive Board, through the Executive Board Resolution No. 683, dated October 8, 2019, forwarded the following proposal for resolution of Eletrobras’ Board of Directors:

“Subject: Eletrobras’ Capital Increase through the payment of credits connected to AFAC — Advance for Future Capital Increase of the Federal Government. The Executive Board of Centrais Elétricas Brasileiras S.A. — Eletrobras, exercising the duties conferred upon it, under the terms of the Report to the Executive Board No. PR-326, dated October 7, 2019, after appraisal and analysis, RESOLVED to approve and refer the following proposal to the Board of Directors: 1. To approve the call of the 175th Special Shareholder’s Meeting, to be held over the term of 30 (Thirty) days, as from the date of its publication, under the terms of the Call Notice and Management Proposal and its Annexes; 2. to condition the summoning of the 175th Special Shareholder’s Meeting to the approval of the authorizing presidential decree; 3. to approve the discount of 15% (Fifteen Percent) on the weighted average of the quotes of shares issued by the Company ascertained in the closing of the last 30 (Thirty) trading sessions of B3 prior to October 7, 2019 (including this date), compared to the average price weighted by the volume of shares traded in the period, for setting the prices of shares in the capital increase; 4. to order that the evolution of the Company’s shares in B3 be followed up until the day before of the approval of the Management Proposal by the Board of Directors to propose any change of percentage of discount; 5. to approve that specific changes be made to the Management Proposal in order: (i) to adjust the wording about the program of dismissal of employees, to be disclosed until October 9, 2019, depending on the approval, within the scope of the mediation with TST (Superior Labor Court), of the Collective Bargaining Agreement, estimated for October 9, 2019; (ii) to change the amount of shares, final offer price, percentages of subscription and dilution, solely depending on the change of amount of discount by the Board of Directors; (iii) to inform the average quote of shares over the past 90 days prior to the call of AGE, according to mandatory information established in Item 5, letter l; (iv) of Annex 14 to CVM Instruction No. 481; 6. to order that DF — Financial and Investor Relations Board takes the measures required for the call referred to in Item 1, that DS — the Management and Sustainability Office Board takes the measures required to inform to DFR — the Superintendent’s Office of Investor Relations about the wording referred to in Item 5 (i), and that DFR, CAAS — the Board of Directors’ Governance Secretariat and PRGS — the General Secretariat take, within their respective areas of activity, the measures required for the fulfillment of this Resolution.”

7. REPORTING OF CAE — THE STATUTORY AUDIT AND RISK COMMITTEE:

The Director MRC, acting as Coordinator of CAE (the Statutory Audit and Risk Committee), reported to Eletrobras’ Board of Directors that  the advisory body reviewed the subject in question in the event of its 086th meeting, which started on October 10, 2019, and ended, through virtual devices, on October 13, 2019. CAE expressed the following position:

 “Advisory to BoD of Eletrobras: Eletrobras’ Capital Increase through the payment of credits connected to AFAC — Advance for Future Capital Increase of the Federal Government. RES No. 683, dated October 8, 2019. In light of the presentation performed, and based on the supporting material originally provided to the board at RCAE No. 086, the Statutory Audit and Risk Committee requested further clarifications to the Management, and meeting was adjourned. After receiving the answers for questions made to the Management, the meeting was resumed. On the occasion, the Committee, in advising the Eletrobras’ Board of Directors, after reasoning on the business, issued its opinion on the regularity of the business proposed, without foreseeing any obstacle from the legal and/or regulatory point of view regarding the Management proposal. From the Committee’s point of view, although it has not analyzed the merits of the operation owing to the fact that the material was made available to CAE only on the day before the meeting, the business may and should be submitted to deliberation of Eletrobras’ Board of Directors, which should express its opinion on the merits regarding the suitability and timeliness of the operation.”

8. PRESENTATION OF THE SUBJECT BY THE FINANCIAL AND INVESTOR RELATIONS BOARD:

The business was presented to the Directors by the Finance and Investor Relations Board, and the following guests were included in this block of the meeting:

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

•        Mrs. Elvira Baracuhy Cavalcanti Presta – Chief Finance and Investor Relations Officer – DF;

•        Mrs. Lúcia Casasanta – Governance, Risks and Compliance Officer – DC;

•        Mrs. Paula Prado Rodrigues Couto – Investor Relations Superintendent – DFR;

•        Mr. Francisco de Assis Duarte de Lima - Market Relations Manager – DFRM;

In an introductory presentation, Officer Elvira Baracuhy reported to the board that the capitalization of AFACs is an obligation of the Company to the controlling shareholder, which advanced funds throughout 2016 and, to date, has not received the corresponding shares, and other related rights.

Additionally, she pointed out that such funds, as long as they are not converted into shares, shall remain remunerated by SELIC, which accounts for a burden to the company. Moreover, she clarified that the capitalization would reduce noncurrent liabilities with a consequential increase in net equity by BRL 4,054 million.

She also noted that the funds provided by the company in the form of AFACs were crucial, at the time of the contribution, for the company’s management to carry out a number of efforts to improve the management and conduct its business, including the conclusion of relevant investment projects and the privatization of the distribution companies, paving the way for professional business management capable of adding value to the company, its shareholders, and other stakeholders.

She also reported that the company’s management believes it is timely and convenient to capitalize the Federal Government’s AFACs in 2019, as she understands that such measure is in line with PDNG 19-23 and adds value to the company, not to mention the fact it is an opportunity to reinforce its cash for the fiscal year 2020. This case, as asserted by Officer Elvira Baracuhy, is that of an initiative that integrates the efforts performed by the company’s management to accomplish goals and carry out the projects set out in the business plan. In this regard, she pointed out that, although there are still assessments for fund-raising directly conducted by the subsidiaries, as reported to this board at the June and August 2019 meetings, a company of Eletrobras' reach and operating size, and with some expenses as unmanageable as relevant lawsuit liabilities, which may require mandatory payments, needs to ensure a minimum cash security to guarantee their activities, which is supported by the challenges foreseen for 2020, as well as by the projections reported to the board at the 844th meeting held on September 27, 2019.

She also recalled that the possibility opened to minority shareholders to subscribe for new shares with the capitalization of their dividends stated in 2019, along with a justified discount of 15% (Fifteen Percent), stands as an incentive for them to keep up with the capital increase, mainly owing to all efforts by the company to streamline its management, improve its economic and financial management, and continuously further its corporate governance and compliance practices.

In this regard, she explained the urgency of the business, in keeping with the need to timely facilitate the holding of the Special Shareholders’ Meeting, in order to allow minority shareholders to have the option to handle their stated dividends to keep up with the capital increase, as they mature on December 31, 2019.

The Officer also informed all directors of the clarifications given to CAE on the subject of AFAC.

Mrs. Paula Prado also explained that the Board’s proposal was not limited to the capital increase in the exact amount of AFACs promoted by the controlling shareholder, once in this scenario the funds that may flow in from other shareholders, in their exercise of preemptive rights, would have to be reverted to the Federal Government, under the terms of Law 6404/76, considering the fact that the company’s management saw the opportunity to raise funds for the company itself, which would ensure significant cash reinforcement and contribute to the ongoing work of restructuring the company, including the financing of initiatives that will drive more efficiency and competitiveness to Eletrobras, as highlighted by the Chief Financial Officer.

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

In this regard, she drew attention to two recent relevant events that, despite their excellent payback, will require short-term funds, namely: (i) court settlement involving termination of outsourced employees in Furnas, which will demand funds amounting to BRL 437 million; (ii) the new Agreed Dismissal Plan – PDC connected to the 2019-2020 Collective Bargaining Agreement, mediated by the Superior Labor Court, which agreed to enable a reference framework of 12,088 employees for the entire state conglomerate, with the possibility of compulsory dismissals if the goals set in PDC are not met, and the estimated cost is BRL 548 million.

Afterwards, Mrs. Paula Prado presented in more detail the anticipated use of the funds of the increase, as addressed in the management proposal, and approved by the Board of Executive Officers, in addition to addressing the risk events identified for this operation. She also pointed out to the assessment concerning different scenarios of discount (and the respective potential dilution of unsubscribed shareholders) and the rationale applied by the company’s management to achieve the discount of 15% (Fifteen Percent) in the value of the new shares to be issued, also presenting a benchmarking study on recent capital increase operations in the securities market, in order to support the conclusion as to the reasonableness of the percentage proposed.

The Director WFJ stressed that the topic of the conversion of AFACs has always drawn great attention of the company's management, and has been reported to the Board of Directors at the 811th meeting held on July 27, 2018, at which time the Directors underlined that any capital increase resulting from AFAC should safeguard the preemptive rights of minority shareholders. He also commented on the pricing of the Company’s shares by the market and his understanding that there are relevant events that need to be better clarified to the market, as well as misconceptions in news reports that, in his opinion, influenced the drop of share prices. However, according to Director WFJ, based on clarifications that may still be made by the Company to the market and also considering the probable forwarding of the privatization bill, as publicly reported by MME, the shares would tend to resume to the level of about BRL 45,00, with the discount of 15% thus becoming attractive to the market and the maximum percentage of justifiable dilution. As a conclusion of the block, the Directors clarified doubts and discussed the resolution proposal submitted by the Board of Executive Officers.

9. BUSINESS FOR RESOLUTION

Upon the end of discussions, Directors cast their votes based on the supporting material provided, and, upon adjudication on the merits, decided to approve the following proposal for resolution:

DEL-214/2019. Eletrobras’ Capital Increase through the payment of credits connected to AFAC — Advance for Future Capital Increase of the Federal Government. RES No. 683, dated October 8, 2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and substantiated in the decision by the Executive Board, and in the documents below, RESOLVED: Technical Note No. NT-DFR/DFRM 002, dated October 7, 2019; Legal Opinion PRJE No. 0281, dated October 8, 2019; Drafts of call notice and Management proposal for Eletrobras 175th EGM; Resolution of the Executive Board No. 683, dated October 8, 2019; Report to the Executive Board PR No. 326, dated October 7, 2019; Executive Summary DFR No. 005, dated October 7, 2019; Certificate of the 86th meeting of the Statutory Audit and Risk Committee - CAE ended on October 13, 2019; 1) to approve the call of the 175th Special Shareholder’s Meeting, to be held over the term of 30 (Thirty) days, as from the date of its publication, under the terms of the Call Notice and Management Proposal and its Annexes; 2) to order that the agenda of the 175th Special Shareholder’s Meeting is conditioned to the approval of the authorizing presidential decree; 3) to approve the discount of 15% (Fifteen Percent) on the weighted average of the quotes of shares issued by the Company ascertained in the closing of the last 30 (Thirty) trading sessions of B3 prior to October 7, 2019 (including this date), compared to the average price weighted by the volume of shares traded in the period, for setting the prices of shares in the capital increase; 4) to order that the evolution of the Company’s shares in B3 be followed up until the day before of the approval of the Management Proposal by the Board of Directors to propose any change of percentage of discount; 5. To approve that the Investor Relations and Financial Board makes specific changes to the Management Proposal in order: (i) to adjust the wording about the program of dismissal of employees, to be disclosed until October 9, 2019, depending on the approval, within the scope of the mediation with TST (Superior Labor Court), of the Collective Bargaining Agreement, estimated for October 9, 2019; (ii) to change the amount of shares, final offer price, percentages of subscription and dilution, solely depending on the change of amount of discount by the Board of Directors; (iii) to inform the average quote of shares over the past Ninety (90) days prior to the call of EGM, according to mandatory information established in Item 5, letter l; (iv) of Annex 14 to CVM Instruction No. 481; to order that the Financial and Investor Relations Board takes the measures required for the call referred to in Item 1, that the Investor Relations and Financial Board takes the measures required for the call referred to in Item 1; 7. to order that the Management and Sustainability Board takes the measures to inform DFR — the Superintendent’s Office of Investor Relations about the wording referred to in Item 5 (i) above; and 8) to order that DFR — the Superintendent’s Office of Investor Relations, CAAS — the Board of Directors’ Governance Secretariat and PRGS — the General Secretariat take, within their respective areas of activity, the measures required for the fulfillment of this Resolution.

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

Deliberation Quorum: Approval by a majority of nine Directors, except for (i) the vote of disapproval cast by the Director MRC regarding the convening of the Special Shareholders’ Meeting and the capital increase as proposed herein, whose voting reasoning is attached to these minutes; (ii) the vote cast by the Director MRC to grant no discount on the price of the new shares in relation to the average price of the last 30 trading sessions; (iii) approval of adjustment to the Executive Board’ proposal, as voted by Directors RFS, WFJ, MSF, DAF and RBS, to: condition the appreciation of the meeting agenda, and not its convening, to the issuance of the authorizing presidential decree, including this risk in management’s proposal, as well as the information that preferred shareholders would have voting rights in the AGE, to reinforce the use of proceeds wording of the capital increase to emphasize the reinforcement of the cash needed, and include the risk of eventual offer cancellation in case of share price volatility; (iv) the votes cast remotely by Directors BEC, VFC, LSM and FVD, in full acceptance of the proposal made by the Executive Board.

Considering also the lapse of time between the call and the date of the meeting, and also taking into account the urgency justification presented by the Financial Board, Directors RFS, WFJ, MSF, DAF and RBS also expressed the understanding that the support material to this resolution was made available to the Board of Directors within a reasonable time to properly understand the business and to base informed, reflected and disinterested conviction, in line with the precepts of the business judgment rule. In this vein, said Directors expressed the position that the present resolution is fully in line with its duty of diligence and also represents a measure that meets the legitimate interests of this company, always aiming at its continuity and the preservation of its ability to generate value.

While qualifying his vote, despite acknowledging the relevance of the matter to the company and the presence of minimum elements to base conviction regarding the advantage of the operation for Eletrobras, the Director DAF considered the importance that the company’s management, when dealing with financial and cash management commitments, periodically present all ongoing assessments and fund-raising alternatives, so that the board is able to monitor the ongoing strategy and timely assess the need for any adjustments in handling the issue in the light of all available scenarios, in order to ensure the protection not only of the interests of the company, but also of its stakeholders. As an example, he pointed out the possibility of dilution of up to 16.99% of minority shareholders that decide not to keep up with the capital increase under the terms proposed herein.

Due to the deliberation of this meeting, the agenda for the call notice and the conclusion of the management proposal, proposed by the Eletrobras Executive Board, were approved by the Eletrobras’ Board of Directors, as follows:

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

“Agenda:

1. To resolve on the management proposal to increase the Company’s corporate capital, by private subscription, up to the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eighty-Seven Million, Seven Hundred and Eighty-Six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-Three Cents), through the issuance of new common shares, at the unit price of BRL 35.72 (Thirty-Five Brazilian Reais and Seventy-Two Cents) for the new common shares and new class “B” preferred shares, at the unit price of BRL 37.50 (Thirty-Seven Brazilian Reais and Fifty Cents) for the new class “B” preferred shares, all new book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6404/76, the Corporations Act, and the minimum amount of BRL 4,054,016,419.37 (Four Billion, Fifty-Four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-Seven Cents) will be subscribed and paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase.

“Management Conclusion

In view of the foregoing, the Company's Management, by a majority of those present, approved the convening of the 175th Special Shareholders’ Meeting, pursuant to this Management Proposal, and recommends that the Shareholders carefully read all the documentation made available to them in relation to the proposed capital increase, and then approve the proposed capital increase.”

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

10. CLOSING AND EXECUTION:

There being no further business to discuss, the Chairman RFS  adjourned the meeting and determined the drawing up of these minutes, which, after being read and approved, are signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Board Governance Secretary, which I hereby execute.

RUY FLAKS SCHNEIDER	WILSON FERREIRA JR.
Acting Chairman of the Board	Director

MAURO GENTILE RODRIGUES DA CUNHA	DANIEL ALVES FERREIRA
Director	Director

MARCELO DE SIQUEIRA FREITAS	RICARDO BRANDÃO SILVA
Director	Director

BRUNO KLAPPER LOPES	FERNANDO KHOURY
Governance Secretary	Board Advisor

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

STATEMENT OF VOTE OF DIRECTOR MAURO GENTILE RODRIGUES DA CUNHA AT RCA 847 DATED 10.14.2019 OF ELETROBRAS

Dear fellow directors,

I hereby register my vote AGAINST item (1) on the agenda of this board meeting — which stated the Board’s proposal for a share issue of up to BRL 10 billion. Preliminarily, I do not see any obstacles to the legality of the proposal. However, I consider the proposal negative for Eletrobras for several reasons, namely:

1.       This is too complex a matter to be dealt with in special meetings, and I do not think that there are sufficient reasons to rush in its addressing. The use of stated dividend credits is not a relevant factor in the decision-making process of institutional investors to justify an informed decision.

2.       With the challenges ahead of Eletrobras, I do not see the immediate solution of the payment of non-stated dividends for 2018 as a priority.

3.       The payment of this dividend would lead to an additional disengagement of approximately BRL 100mm in connection with 2019 PLR, thus impacting the Company’s cash flow.

4.       I do not believe that there were significant deviations from the 2019 budget to order a cash urgency that would lead to a capitalization.  Compulsory loan payments, in particular, are very close to the budget for the year.

5.       I do not believe that the planned disbursement for the new PDC, in addition to the expenses involved in the dismissal of Furnas’ outsourcers, creates an ongoing capital need to be addressed through capitalization. On the contrary, as disclosed by the Company itself, these are very fast payback acts (13 months), so it is recommended that they be financed through bank loans — which is especially safe to do, given the Company’s reduced leverage and current market conditions.

6.       The proposed issuance imposes huge dilution on our shareholders (up to 20%), and our current share price is one-third below the highest market value in about a month and a half. The success of the transaction will likely depend on a discount to this price, which further increases the potential dilution for shareholders.

7.       This is why we may seek capital from shareholders and have recently advanced significant debt payments to Petrobras.

8.       The proposed transaction increases the number of PNB shares issued — which makes the future challenge for dividends paid by Eletrobras even worse, especially considering the YTD result for 2019.

9.       It is well known that we are working for a capitalization operation of Eletrobras for 2020, which would be able to give much more flexibility to our balance sheet, perhaps solving the issue of preferred dividend shares.

That said, I am in favor of AFACs immediate solution. In this regard, I propose that a capital increase be made to the exact amount of that account, to be implemented only in common shares issued at book value — just as Eletrobras did with the capitalized compulsory loans. I understand that any preemptive rights exercised by minority shareholders would revert to a return of capital to the shareholder that contributed to AFAC — the Federal Government.

I emphasize that the Company’s cash flow challenges, if different from those presented by the board of directors in previous meetings, should be discussed in a timely manner with the Board of Directors, and ALL alternatives to their solution should be weighed, not simply seeking capital from the shareholder, which, as the most expensive capital available to the Company, should always be the last option.

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

On October 14, 2019.

MAURO GENTILE RODRIGUES DA CUNHA

Director

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

Brasília, October 13, 2019.

To the Chairman of the Board of Directors

Centrais Elétricas Brasileiras S/A - Eletrobras

Subject: Vote Report – item 8.6.1.1 of the Bylaws

Reference: 847th Meeting of the Board of Directors of Eletrobras

Dear Mr. Chairman,

          Regarding the consideration of the proposal of Advances for Future Capital Increase (AFAC), within the scope of the 847th Meeting of the Board of Directors of Centrais Elétricas Brasileiras S/A (“Eletrobras”) (RCA), considering the information provided by the company, I hereby issue a Vote Statement in favor of the approval of Eletrobras’ Capital Increase upon payment of credits of the Advances for Future Capital Increase — AFAC of the Federal Government, pursuant to the proposal of the Executive Board, provided for in resolution RES No. 683, dated October 8, 2019. Analyzing the proposal in relation to the risks presented, considering the regularity of the business according to the position of CAE communicated by certificate dated October 13, 2019, and also the sensitivity analysis presented, I understand: (i) that the case is that of an administrative nature, without legal and regulatory objection; and (ii) this is an opportunity, because in overcoming the other instances of the process, it will allow, in line with the company’s strategy, the inflow of new funds, allowing for reprofiling, loan payment, among other elements to be solved.

Given the foregoing, and with no remaining objections,   the timeliness and convenience of the AFAC proposal become sufficiently clear , provided that the proposal has effects, including repositioning the value of the company by raising future sums. Therefore, this issue leads the company in a capitalization perspective.

          Finally, I hereby request that the vote and the respective reasons be attached to the Minutes and filed at the Company’s headquarters.

          Chairman, this is my vote and reasons connected to the subject Eletrobras’ Capital Increase through the payment of credits connected to AFAC — Advance for Future Capital Increase of the Federal Government.

          Sincerely,

BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO

Director

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

Minas Gerais, October 13, 2019.

To the Chairman of the Board of Directors

Centrais Elétricas Brasileiras S/A - Eletrobras

Subject: Vote Report – item 8.6.1.1 of the Bylaws

Reference: 847th Meeting of the Board of Directors of Eletrobras

Dear Chairman,

In view of my justified impossibility of attending the meeting, I hereby submit a favorable Vote Statement, after an opinion of the Statutory Audit and Risk Committee, pursuant to a certificate dated October 13, 2019, to the increase of Eletrobras' Capital through the payment of credits of AFAC — Advances for Future Capital Increase of the Federal Government, pursuant to the Executive Board’s proposal, provided for in resolution RES. No. 683, dated October 8, 2019, as I am convinced of the suitability and timeliness for the said operation to be carried out given the Company’s current situation and the need for cash reinforcement in the current year.

          Sincerely,

VICENTE FALCONI CAMPOS

Director

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

Paraná, October 14, 2019.

To the Chairman of the Board of Directors

Centrais Elétricas Brasileiras S/A - Eletrobras

Subject: Vote Report – item 8.6.1.1 of the Bylaws

Reference: 847th Meeting of the Board of Directors of Eletrobras

Dear Chairman,

          After analyzing the agenda business and reflecting on the considerations pointed out by CAE, according to the certificate dated October 13, 2019, I consider this is a timely occasion and that it is suitable to call an Eletrobras Meeting for the capitalization of AFAC’s of the Federal Government, which is the reason why I present a Vote Statement in favor of approval of the increase of the corporate capital of Eletrobras through the payment of credits of AFAC — Advances for Future Capital Increase of the Federal Government, pursuant to the proposal of the Executive Board, provided for under resolution RES No. 683, dated October 8, 2019.

          Sincerely,

LUIZ EDUARDO DOS SANTOS MONTEIRO

Director

Continuation of the Minutes of the 847th meeting of Eletrobras CA held on October 14, 2019.

Rio de Janeiro, October 14, 2019.

To the Chairman of the Board of Directors

Centrais Elétricas Brasileiras S/A - Eletrobras

Subject: Vote Report – item 8.6.1.1 of the Bylaws

Reference: 847th Meeting of the Board of Directors of Eletrobras

          Dear Chairman,

          I hereby express my Vote Statement in favor of the approval of Eletrobras' Capital upon payment of credits of the Advances for Future Capital Increase — AFAC of the Federal Government, pursuant to the proposal of the Executive Board, provided for in resolution RES No. 683, dated October 8, 2019, as I consider that the conversion of AFAC is of utmost importance. In addition, I understand that the additional cash inflow is interesting and attractive in the Company’s financial leverage scenario.

          Sincerely,

FELIPE VILLELA DIAS

Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.